UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Share Subscription Agreement

On August 14, 2023, NWTN, Inc., a Cayman Islands exempted company (“NWTN”) entered into a share subscription agreement (the “Share Subscription Agreement”) with China Evergrande Group, a Cayman Islands exempted company listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (Stock Code: 3333) (the “Evergrande Group”), China Evergrande New Energy Vehicle Group Limited, a company with limited liability incorporated in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed on the Hong Kong Stock Exchange (Stock Code: 0708) (the “Target”, together with its subsidiaries, the “Target Group”) and Hui Ka Yan (“Mr. Hui”). Unless otherwise defined herein, the capitalized terms used below have the meanings given to them in the Share Subscription Agreement.

Under the Share Subscription Agreement, NWTN agreed to subscribe (the “Share Subscription”) for 6,177,106,404 of newly issued ordinary shares of the Target (the “Subscription Shares”) for an aggregate subscription price of HK$3,889,723,903 (the “Subscription Amount”), implying a subscription price of HK$0.6297 per Subscription Share. NWTN shall, or shall cause its affiliates to, deposit the Subscription Amount within thirty (30) calendar days upon the signing of the Share Subscription Agreement into a bank account (the “Escrow Account”). On the Closing Date, or such other time as NWTN and the Target may otherwise agree, NWTN may choose to transfer part or all of the funds in the Escrow Account to the Target’s bank account in satisfaction of the payment obligations in respect of the equivalent amount of the Subscription Amount less any transaction costs, less up to $3,500,000 of NWTN transaction costs to be borne by the Target and deducted from the total Subscription Amount.

On or before Closing, certain outstanding loans of the Target will be converted (the “Loan Conversions”) into newly issued Target ordinary shares, with the Evergrande Group acquiring up to 4,178,284,870 Target ordinary shares upon such conversion. As a result of the Share Subscription and Loan Conversions, and assuming that there is no change in the share capital of the Target between the date of the Share Subscription Agreement and the Closing Date, NWTN will hold approximately 27.50% of the total number of issued Target ordinary shares.

The consummation of the transactions contemplated by the Share Subscription Agreement (the “Proposed Transactions”), is subject to and conditioned upon, among other things, (i) certain independent shareholders of the Target having passed resolutions in relation to the Proposed Transactions; (ii) the warranties given by NWTN being true and accurate in all material respects and not misleading in any material respect as of the date of the Share Subscription Agreement and as of the Closing Date; (iii) the warranties given by the Target and the Evergrande Group are true and accurate in all material respects and not misleading in any material respect as of the date of the Share Subscription Agreement and as of the Closing Date; (iv) the Target’s ordinary shares remaining listed on the Hong Kong Stock Exchange; (v) there is no existing material adverse event as of the Closing Date; (vi) the Hong Kong Stock Exchange approving the listing and trading of the Subscription Shares; (vii) granting of a whitewash waiver by the Securities and Futures Commission of Hong Kong from compliance of the obligation of NWTN to make a mandatory general offer pursuant to the Hong Kong Code on Takeovers and Mergers in respect of the Proposed Transactions; (viii) the effectiveness of the debt restructuring of the Evergrande Group, including the completion of the Loan Conversions; (ix) the completion of NWTN’s supplementary business, financial, technical, legal and tax due diligence of the Target Group and the results of such due diligence has no substantive difference from the disclosure having been made by the Target to NWTN under the Share Subscription Agreement; (x) the Target Group has provided certain creditors of the Target Group’s debts with a debt repayment plan in the form as agreed by NWTN and entered into an agreement with such creditors regarding such repayment plan; (xi) the Target has provided audited pro forma consolidated financial statements of the Target Group (referring to the remaining Target Group after the carve-out of companies in the industrial park and health segments) as of December 31, 2022, and, in such pro forma statements, net assets shall not be less than RMB-27.5 billion and total liabilities shall not be more than RMB65 billion; and (xii) any other approvals as may be required for the Proposed Transactions by relevant government authorities and the other relevant third parties.

In connection with the Proposed Transactions, it is also contemplated that the post-Closing board of directors of Target (the “Board”) will be comprised of five directors. NWTN shall be entitled to nominate three candidates to serve as directors on the Board (and committee members under the Board if required), one of whom will be nominated as the chairman of the Board. If the Board is comprised of more than five directors on the Closing Date, the numbers of directors that the NWTN is entitled to nominate shall be increased on a pro rata basis and the directors nominated by NWTN shall comprise a majority of the Board. Additionally, NWTN shall be entitled to nominate individuals to serve as of the Closing Date, as the Target’s chief financial officer, vice president and other members of the senior management of similar rank. Further, the employment and dismissal of the chief human resources officer of the Target shall be subject to the consent of NWTN.

The Share Subscription Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by either NWTN or the Target if the conditions to Closing have not been satisfied by December 31, 2023 (the “Long Stop Date”) or such other date as NWTN and the Target may otherwise agree in writing; (ii) by NWTN in the event of the Target’s uncured breach; (iii) by NWTN if a Material Adverse Event occurs and there is no possibility that the impact of such event will be eliminated by the Long Stop Date; (iv) by NWTN if the commercial banking activities in Hong Kong are generally suspended, or the securities clearing or settlement services in Hong Kong are materially disrupted, which are unlikely to be resumed by the Long Stop Date (other than such suspension in Hong Kong on Saturdays, Sundays, non-trading days, public holidays or attributable to weather); (v) by NWTN if foreign exchange restrictions are imposed on the NWTN and/or the Target in Hong Kong, and as a result, NWTN is unable to complete the transfer of funds under this Agreement; and (vi) by NWTN if there is any material qualification, permit, approval, license or filing relating to the Target Group’s new energy vehicle business expires, is terminated, cancelled or withdrawn, or is not renewed upon expiry, which affects the actual operation of the Target Group.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement and document furnished as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Deed on Voting Control

On August 14, 2023, NWTN, the Evergrande Group and Mr. Hui entered into that certain Deed on Voting Control, pursuant to which the Evergrande Group and Mr. Hui agreed to refrain from exercising their shareholder rights which would interfere with resolutions of the Board, subject to applicable law, the organizational documents of the Target and certain limited exceptions. The Deed on Voting Control (i) prevents the transfer of Target ordinary shares (the “Lock-Up Shares”) held by the Evergrande Group and Mr. Hui without the prior written consent of NWTN for a period of two years following the Closing Date, except for certain permitted transfers to certain affiliates, and (ii) provides a right of first refusal in favor of NWTN with respect to the Lock-Up Shares during the two-year lock-up period. Following the two-year lock-up period, NWTN shall have the right of first refusal with respect to such Lock-Up Shares and the right to require co-sale of the ordinary shares held by NWTN. The Deed of Control is effective from the Closing Date until the earliest of the date: (i) the Evergrande Group, Mr. Hui and their respective affiliates ceasing to hold or beneficially own an aggregate of 5% or more of the total number of issued Target ordinary shares; (ii) NWTN and its affiliates ceasing to hold or beneficially own 5% or more of the total number of issued Target ordinary shares or ceasing to be the single largest shareholder (or group of shareholders) of the Target; (iii) the Share Subscription Agreement is terminated before the Closing Date pursuant to its terms; and (iv) the Evergrande Group, Mr. Hui and the Target agree, in writing, to terminate the Deed on Voting Control.

Transitional Funding Support Agreement

On August 14, 2023, an affiliate of NWTN (the “Fund Provider”), and an affiliate of the Target (the “Fund Recipient”), entered into that certain Transitional Funding Support Agreement, pursuant to which the Fund Provider shall, subject to the satisfaction of certain conditions precedent, provide a secured transitional funding in the amount of RMB600 million (the “Transitional Support Amount”) in three equal tranches to the Fund Recipient for the research and development, manufacturing of and sales services in respect of vehicles of Target Group. The first tranche of RMB200 million shall be paid within five (5) working days after the date of the Transitional Fund Support Agreement. The second tranche of RMB200 million shall be paid within 40 working days after the date of the payment of the first tranche. The third tranche of RMB200 million shall be paid within 15 working days after the date of the payment of the second tranche.

If Closing takes place prior to the provision of second tranche and/or third tranche of the Transitional Support Amount, the Fund Provider is not required to provide the second tranche and/or the third tranche of the Transitional Support Amount, and the Fund Provider shall, to the extent permitted by the applicable laws, have the option to use the funds provided to the Fund Recipient to deduct the Subscription Amount with the same amount. For the avoidance of doubt, if the Closing takes place after the provision of all three tranches of the Transitional Support Amount, the Subscription Amount payable by NWTN shall be deducted by RMB600 million.” to cover all scenarios. In the event that the Share Subscription is not completed, the Fund Provider shall be entitled to choose one or more of the following: (i) to require the Transitional Support Amount be converted into the Target ordinary shares or shares of the Target’s affiliates, subject to any applicable laws and regulations; (ii) to require the Fund Recipient to return all the Transitional Support Amount provided or (iii) to dispose of or require the Fund Recipient to dispose of all the collaterals listed in the Transitional Funding Support Agreement for the repayment of the Transitional Support Amount provided.

On August 14, 2023, NWTN issued a press release announcing their execution of the Share Subscription Agreement. A copy of the press release is furnished hereto as Exhibit 99.2 and is incorporated herein by reference.

Safe Harbor Statement

This Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the consummation of the transactions discussed hereunder. All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Factors that may cause such differences include but are not limited to:  (i) the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the expected benefits of the Proposed Transactions, if not obtained; (ii) the failure to realize the anticipated benefits of the Proposed Transactions; (iii) matters discovered by NWTN as it completes its due diligence investigation of the Target; (iv) the ability of the Target to maintain the listing of the its ordinary shares on the Hong Kong Stock Exchange; (v) costs related to the Proposed Transactions; (vi) the failure to satisfy the conditions to the consummation of the Proposed Transactions; (vii) the risk that the Proposed Transactions may not be completed by the Long Stop Date and the potential failure to obtain an extension of the Long Stop Date; (viii) the outcome of any legal proceedings that may be instituted against NWTN or the Target related to the Proposed Transactions; (ix) the attraction and retention of qualified directors, officers, employees and key personnel of the Target following the Proposed Transactions; (x) the ability of the Target to compete effectively in a highly competitive market; (xi) the impact from future regulatory, judicial, and legislative changes in the Target’s industry; (xiii) future financial performance of the Target following the Proposed Transactions, including the ability of future revenues to meet projected annual bookings; (xiv) the ability of the Target’s patents and patent applications to protect the Target’s core technologies from competitors; (xv) product sales and/or services; (xvi) the Target’s ability to execute its business plans and strategy, including potential expansion into new geographic regions; and (xvii) other risks and uncertainties described herein. The foregoing list of factors is not exclusive. These forward-looking statements are based on management’s current expectations, assumptions and estimates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in NWTN’s filings with the U.S. Securities and Exchange Commission which are available for review at www.sec.gov. Forward-looking statements speak only as of the date they are made. NWTN undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although NWTN believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. New risks and uncertainties arise over time, and it is not possible for NWTN to predict those events or how they may affect NWTN. If a change to the events and circumstances reflected in NWTN’s forward-looking statements occurs, NWTN’s business, financial condition and operating results may vary materially from those expressed in NWTN’s forward-looking statements. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	English Translation of Subscription Agreement, dated August 14, 2023, by and among NWTN Inc., China Evergrande New Energy Vehicle Group Limited, China Evergrande Group and Hui Ka Yan.
99.2	Press Release, dated August 14, 2023

*	Certain identified information in the exhibit has been omitted from the exhibit because it is both not material and is the type that the registrant treats as private or confidential, pursuant to Item 601(b) (10) (iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2023	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman

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